
August 1, 2014

<u>Via Fax</u>
Colin Povall
President
McKenzie Street 31
Eastend, Bloemfontein
South Africa 9301

> **Re: First Fixtures, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 16, 2014**
> **File No. 333-197443**

Dear Mr. Povall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Your disclosure indicates that you are a development stage company with limited operating activities, no revenues, no orders from customers to purchase your products, no arrangements for additional financing, and a going concern opinion from your independent public accountant. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us with a detailed legal analysis which explains why Rule 419 does not apply to this offering.

2.   Given the amount and nature of your current assets and operations, it appears that you are a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the

company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you do not qualify as such.

3.   We note your disclosure that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, will present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Item 1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus, page 5

4.   We note your Item 1 disclosure currently follows the Table of Contents. Please relocate this disclosure so that it become the front cover page of the prospectus. See Item 1 of Form S-1.

5.   Your disclosure that the shares being registered will be offered for 180 days after the effectiveness of the registration statement is inconsistent with your disclosure on both pages 7 and 20 stating that the initial offering period will be 90 days. Please reconcile this inconsistency by amending your disclosure accordingly.

6.   Please include the date of the prospectus in your next amendment. See Item 501(b)(9) of Regulation S-K.

7.   With respect to the aggregate proceeds of the offering, please revise to also disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Item 3. Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 6
Summary of the Offering by the Company, page 7

8.   Your table refers to net proceeds of $100,000 if all 2.5 million shares are sold. This appears to be the amount of gross proceeds based on your disclosures on page 16. Please revise your disclosures as necessary throughout the filing to refer to the correct net proceeds amount, which appears to be $92,750 if all 2.5 million shares are sold.

Risk Factors, page 7

9.   It appears that your sole officer and director is not a United States resident. Please provide a new risk that addresses the difficulties associated with an investor's ability to:
   • Effect service of process within the United States against Mr. Povall;
   • Enforce United States court judgments based upon the civil liability provisions of the United States federal securities laws against Mr. Povall in the United States;

- Enforce in a South African court United States court judgments based on the civil liability provisions of the United States federal securities laws against the above foreign persons; and
- Bring an original action in a South Africa court to enforce liabilities based upon the United States federal securities laws against the above foreign person.

10.   We note that you plan to obtain your products from China. If applicable, please describe, under a new risk factor, the impact that foreign currency exchange fluctuations will have on your business. To the extent material, please also describe in your Description of Business section any Chinese governmental regulations or restrictions that will impact your business consistent with Item 101(h)(4)(ix) of Regulation S-K and, if appropriate, include risk factor disclosure describing the risks to your business resulting from such regulations or restrictions.

11.   Please add a risk factor relating to Mr. Povall's lack of experience leading a public company.

We are an "Emerging Growth Company" …, page 9

12.   Please disclose the emerging growth company exemptions that would be available to you as a smaller reporting company.

13.   Please disclose that you will remain an emerging growth company until the occurrence of one of the following:
- the last date of the fiscal year in which your total revenues exceeds $1billion;
- the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement;
- the date on which you have, during the previous three-year period; issued more than $1 billion in non-convertible debt; or
- the date on which you become a "large accelerated filer."

Since our company's sole officer and director owns 100%…, page 11

14.   We note that Mr. Povall will have control of your company after this offering, regardless of the number of shares sold in the offering. Please revise your disclosure accordingly.

Item 4. Use of Proceeds, page 16

15.   Please disclose the minimum amount of offering proceeds you will need to raise to implement your business plan and support your operations for the next 12 months. We note your disclosure on page 38 that "the Company feels that it may be unable to fully launch its planned business activities for the next twelve months unless 100% of the shares are sold." Please also provide this disclosure under Capital Resources and Liquidity.

16.   We note that under "General Business Development" you have accounted for business travel expenses. Given that your headquarters are currently in South Africa, please expand upon why Mr. Povall will have to arrange to travel to the United States for your company. In this regard, we note your "As the company's sole officer and director has other outside business activities…" risk factor on page 13.

Item 8. Plan of Distribution, page 20

17.   Please elaborate on the manner in which the securities will be offered by Mr. Povall, your sole officer and director. For example, how will Mr. Povall identify those who might have an interest in purchasing shares? Provide us copies of any materials, besides the subscription agreement, that Mr. Povall intends to use to solicit investors.

18.   Please disclose that the person offering the securities on your behalf, Mr. Povall, may be deemed an underwriter within the meaning of Section 2(11) of the Securities Act.

Item 11. Information with Respect to the Registrant, page 23

19.   Please disclose the property information required by Item 102 of Regulation S-K.

Description of Business, page 23
Business Development, page 23

20.   We note that you intend to provide consumers products with "below market value price points." Please revise your disclosure to define "below market value price point" and how you plan to achieve this. For example, please discuss your anticipated cost basis and profit margin for your products.

21.   With a view towards disclosure, please explain to us why potential customers would purchase products from you, a third party distributor, rather than order them directly from the website of your proposed supplier, Zhjiang Momali Sanitary Unitesils Co., Ltd.

22.   Your disclosure here indicates that you plan to align yourself with leading manufacturers in Taiwan and India, but your only potential supplier as of the moment, Zhjiang Momali Sanitary Unitesils Co., Ltd., is a Chinese company. Please revise or advise.

Plan of Operation, page 24

23.   We note your target market will be "home builders or home owners that have an interest in home renovations." Please enhance the following aspects of your disclosure:
- since you intend to be an online distributor, how you plan to reach your target market; and
- the means by which you plan to deliver your products to your customers and whether you plan to focus on certain geographical markets.

See Item 101(h)(4)(ii) of Regulation S-K.

24.   Please identify the specific products and quantities of such products that you intend to purchase with the offering proceeds you have allocated towards your initial inventory.

25.   Please disclose where you plan to store your inventory.

Intellectual Property, page 25

26.   We note your disclosure that your products are in the planning stage. Given that you will not actually manufacture your products, please revise your disclosure to state, if true, that you currently do not offer any products.

Regulatory Matter, page 26

27.   Please disclose the anticipated costs related to duties, tariffs or other restrictions on imports for your products. Please tell us whether you have included such costs in your plan of operation for the next twelve months, or otherwise, revise your disclosure to do so.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Capital Resources and Liquidity, page 38

28.   If true, please disclose that you currently have no other plans, arrangements, or commitments to raise any funds outside of this offering.

Business Experience, page 39

29.   Please disclose the name of Mr. Povall's plumbing company. See Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 43

30.   Considering that Mr. Povall appears to be a control person, please provide disclosure complying with Item 404(c) of Regulation S-K.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Nudrat Salik, Staff Accountant at 202-551-3692 or Terence O'Brien, Accounting Branch Chief, at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via Fax
        Andrew J. Befumo, Esq.
        Befumo & Schaeffer PLLC